OMB APPROVAL

OMB Number:3235-0167

Expires:May 31, 2021 Estimated average burden

hours per response1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36169

BLUE CAPITAL REINSURANCE HOLDINGS LTD.

(Exact name of registrant as speciﬁed in its charter)

Waterloo House

100 Pitts Bay Road

Pembroke HM 08

Bermuda

(441)278-0400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Shares, par value $1.00 per share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)         ☐

Rule 12g-4(a)(2)         ☐

Rule 12h-3(b)(1)(i)     ☒

Rule 12h-3(b)(1)(ii) Rule 15d-6

Rule 15d-22(b)

Approximate number of holders of record as of the certiﬁcation or notice date:   12

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as speciﬁed in charter) has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 30, 2020 By: /s/ John V. Del Col

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (08-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.